77.E  Legal Matters
The Investment Adviser, certain affiliates of the Investment
Adviser, certain officers of such affiliates and certain
investment companies advised by the Investment Adviser or
its
affiliates, including the Fund, are named as defendants in a consolidated class action. This consolidated action also
names as defendants certain individual Trustees and
Directors of the Morgan Stanley funds.  The consolidated
amended complaint, filed in the United States District Court
Southern District of New York on April 16, 2004, generally
alleges that defendants, including the Fund, violated their
statutory disclosure obligations and fiduciary duties by
failing properly to disclose (i) that the Investment Adviser and certain affiliates of the Investment Adviser allegedly
offered economic incentives to brokers and others to
recommend the funds advised by the Investment Adviser or its affiliates to investors rather than funds managed by other
companies, and (ii) that the funds advised by the Investment
Adviser or its affiliates, including the Fund, allegedly
paid excessive commissions to brokers in return for their
efforts to recommend these funds to investors. The complaint seeks, among other things, unspecified compensatory damages, rescissionary damages, fees and costs. The defendants have
moved to dismiss the action. On March 9, 2005, Plaintiffs
sought leave to supplement their complaint to assert claims
on behalf of other investors, which motion defendants
opposed.  On April 14, 2006, the Court granted defendants'
motion to dismiss in its entirety.  Additionally, the Court
denied plaintiff's motion to supplement their complaint.
This matter is now concluded.